SECU

17004472

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
27844

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CADARET, GRANT + CO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center, 5th Floor
(No. and Street)

Syracuse	New York	13202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Grant 315-471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

CADARET, GRANT & CO., INC.
DECEMBER 31, 2016

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cadaret, Grant & Co., Inc.

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2016. This financial statement is the responsibility of Cadaret, Grant & Co., Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2017

CADARET, GRANT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	7,511,560
Cash segregated under federal and other regulations		2,770,579
Commissions and other receivables		8,457,000
Deposit with clearing broker		100,000
Other receivables		362,788
Investment securities, at fair value		1,338,728
Other assets		985,641
Fixed assets, net		545,194
TOTAL ASSETS	$	22,071,490

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables to mutual funds and customers	$	67,469
Accounts payable and accrued expenses		4,567,099
Commissions payable		7,289,255
Securities sold short, not yet purchased		2,178
Total liabilities		11,926,001
Stockholder's equity:		
Common stock, $0.01 par value; 400,000 shares authorized, 104,688 shares issued and outstanding		1,047
Additional paid-in capital		135,239
Retained earnings		10,009,203
Total stockholder's equity		10,145,489
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	22,071,490

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Cadaret, Grant & Co., Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of a financial services company (the "Parent"). The Company's principal offices are located in Syracuse, New York, and Mount Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

Commissions and other receivables

Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged-off accounts are recorded when received.

Fixed assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Effective January 1, 2010, the Company, with the consent of its stockholder, elected to report under the provisions of Subchapter S of the Internal Revenue Code and all applicable state tax codes. By electing Subchapter S status, income attributable to the Company will pass through to the stockholder, who will be responsible for any income taxes thereon.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

At December 31, 2016, no accruals have been made for any amounts that may be advanced or paid as dividends to the Parent to assist the stockholders of the Parent in paying their personal income taxes related to income attributable to the Company for the year ended December 31, 2016. Generally, distributions of this type are recorded when they are declared by the Company's board of directors.

Fair value measurements

Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition, except as disclosed in Note 8.

New accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The update applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the future adoption of ASU 2014-09 on the Company's financial statements and on net capital.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the effect of the ASU No. 2016-02 on its financial statements and on net capital.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2016, the amount in cash accounts exceeding federally insured limits was approximately $8,500,000.

NOTE 4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2016, cash of $2,770,579 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2016, amounts held in these reserve accounts exceeded regulatory requirements.

NOTE 5. DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $100,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total	Valuation technique
Assets:					
Investment securities, at fair value					
Exchange trades funds	$ 343,008	$ -	$ -	$ 343,008	(a)
Financial services	401,222	-	-	401,222	(a)
Technology	126,490	-	-	126,490	(a)
Consumer goods	225,443	-	-	225,443	(a)
Industrial goods	55,745	-	-	55,745	(a)
Retail	4,803	-	-	4,803	(a)
Healthcare	15,404	-	-	15,404	(a)
Utilities	77,335	-	-	70,335	(a)
Other	89,278	-	-	89,278	(a)
Total investment securities, at fair value	1,338,728	-	-	1,338,728	
Money market funds, included in cash and cash equivalents	1,104,573	-	-	1,104,573	(a)
Total	$ 2,443,301	-	-	$ 2,443,301	

NOTE 6. FAIR VALUE MEASUREMENTS (CONTINUED)

Liabilities:					
Other	$ 2,178	$ -	$ -	$ 2,178	(a)
Total	$ 2,178	$ -	$ -	$ 2,178	

Investment securities consist of marketable equity securities recorded at fair value, with changes in fair market value recorded through earnings. There were no transfers between levels during the year.

NOTE 7. FIXED ASSETS

Fixed assets consisted of the following at December 31, 2016:

Furniture and fixtures	$ 120,192
Leasehold improvements	280,605
Equipment	3,828,899
Automobiles	74,953
	4,304,649
Less: accumulated depreciation	(3,759,455)
Fixed assets, net	$ 545,194

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company has entered into operating leases for its office facilities. At December 31, 2016, future minimum rental commitments under operating leases are as follows:

Year ending December 31:	
2017	$ 563,894
2018	504,921
2019	509,553
Total	$ 1,578,368

In the normal course of business, the Company may be a party to litigation or other regulatory matters. The Company has cooperated with an ongoing investigation by the Securities and Exchange Commission (the "SEC") relating to Cadaret, Grant's fee-based advisory business. Although Cadaret, Grant disputes the theories advanced in discussions with the SEC staff, the Company has agreed in principle to a settlement offer, which is subject to approval by the Commission. The amount at issue in the settlement offer, made in 2017, has been accrued and is represented in the 2016 statement of financial condition. As of December 31, 2016, in connection with an ongoing routine examination, FINRA has identified certain matters for further review. The Company believes it has acted in accordance with regulations. The ultimate outcome of these matters cannot presently be determined.

NOTE 9. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service arrangement ("Arrangement") with the Parent and an affiliated organization, the Company is reimbursed for services provided by certain employees and for overhead expenses it pays for these entities. For the year ended December 31, 2016, the amount of the reimbursement paid to the Company under this Arrangement was $21,483. At December 31, 2016, there are no amounts payable to the affiliate or Parent.

NOTE 10. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $7,085,785, which was $6,295,361 in excess of its required net capital of $790,424. The Company's percentage of aggregate indebtedness to net capital was 167% at December 31, 2016.

NOTE 11. PROFIT SHARING PLAN

The Company has a qualified profit sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management.